June 23, 2021
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Matthew Derby Larry Spirgel Joseph Cascarano Robert Littlepage

Re:	Doximity, Inc.
Registration Statement on Form S-1 (File No. 333-256584)
Ladies and Gentlemen:
Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between June 22, 2021 and the date hereof, approximately 5,100 copies of the Preliminary Prospectus dated June 22, 2021 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.
We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 2:00 p.m. Eastern Time, on Wednesday, June 23, 2021 or as soon thereafter as practicable.
[Signature page follows]

Very truly yours,
MORGAN STANLEY & CO. LLC
GOLDMAN SACHS & CO. LLC
J.P. MORGAN SECURITIES LLC
As representatives of the Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Daniel Tay
	Name:	Daniel Tay
	Title:	Executive Director

By:	Goldman Sachs & Co. LLC

By:	/s/ Rebecca Steinthal
	Name:	Rebecca Steinthal
	Title:	Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Lucy Wang
	Name:	Lucy Wang
	Title:	Managing Director